HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414

                                  April 3, 2017

Jeffrey Gabor
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         United Cannabis Corporation
         Registration Statement on Form S-1
         File No. 333-216222


     This office represents United Cannabis Corporation. The following is the Company's response to the comment received from the staff by letter dated March 31, 2017.

Total shares outstanding        51,202,374

Less shares owned by affiliates (1)

   Ernie Blackmon              (21,614,513)
   Chad Ruby                      (832,760)
   Tony Verzura                (13,756,435)

Shares owned by non-affiliates  14,998,666
                                ==========

1/3 of shares owned by
   non-affiliates                4,999,555

(1) As reported by latest Form 4's filed by these persons.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                                /s/ William T. Hart

                                William T Hart